Policy: Erroneously Awarded Compensation Recovery Policy Policy Number: Policy Area: Governance Approved by: The Board of Directors Issue Date: December 1, 2023 Review/ revision date: N/A Authored by: Legal Department

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Policy: Erroneously Awarded Compensation Recovery Policy	Policy Number:
Policy Area: Governance	Approved by: The Board of Directors
Issue Date: December 1, 2023 Review/ revision date: N/A	Authored by: Legal Department

A. OVERVIEW

In accordance with the applicable rules of The New York Stock Exchange Listed Company Manual (the "**NYSE Rules**"), Section 10D and Rule 10D-1 ("**Rule 10D-1**") of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), the Board of Directors (the "**Board**") of Avantor, Inc. (the "**Company**") has adopted this Policy (the "**Policy**") to provide for the recovery of erroneously awarded Incentive-based Compensation from Executive Officers. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section I below.

B. RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

(1) In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with NYSE Rules and Rule 10D-1 as follows:

(i) After an Accounting Restatement, the Compensation and Human Resources Committee (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board) (the "**Committee**") shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer (a) on or after the effective date of the applicable NYSE Rules, (b) after beginning service as an Executive Officer, (c) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (d) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (e) during the applicable Clawback Period. The Company shall promptly notify each Executive Officer with a written notice containing the amount of any

Erroneously Awarded Compensation and a demand for repayment, return or forfeiture of such compensation, as applicable.

For Incentive-based Compensation based on (or derived from) the Company's stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

(a) The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company's stock price or total shareholder return upon which the Incentive-based Compensation was Received; and

(b) The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NYSE.

(ii) The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances which may include, without limitation: (a) requiring reimbursement of cash Incentive-based Compensation previously paid; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards granted as Incentive-based Compensation; (c) offsetting any or all of the Erroneously Awarded Compensation from any compensation otherwise owed by the Company to the Executive Officer; (d) cancelling outstanding vested or unvested equity awards; and/or (e) taking any other remedial or recovery action permitted by law, as determined by the Committee. Notwithstanding the foregoing, except as set forth in Section B(2) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer's obligations hereunder.

(iii) To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

(iv) To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

(2) Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section B(1) above if the Committee (which, as specified above, is composed entirely of independent directors or in the absence of such a committee, a majority of the independent directors serving on the Board) determines that recovery would be impracticable and any of the following two conditions are met:

(i) The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, documented such attempt(s) and provided such documentation to the NYSE; or

(ii) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

C. DISCLOSURE REQUIREMENTS

The Company shall file a copy of this Policy and disclose all information with respect to this Policy required by applicable NYSE Rules and U.S. Securities and Exchange Commission ("**SEC**") forms and rules.

D. PROHIBITION OF INDEMNIFICATION

The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company's enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company's right to

recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

E. ADMINISTRATION AND INTERPRETATION

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company's compliance with NYSE Rules, Section 10D of the Exchange Act, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or NYSE promulgated or issued in connection therewith.

F. AMENDMENT; TERMINATION

The Committee may amend this Policy from time to time in its discretion and may terminate this Policy at any time. Notwithstanding anything in this Section F to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or NYSE rule.

G. OTHER RECOVERY RIGHTS

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or NYSE, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

H. EFFECTIVE DATE

This Policy shall be effective as of the date it is adopted by the Committee (the "**Effective Date**") and shall apply to Incentive-based Compensation (including Incentive-based

Compensation granted pursuant to arrangements existing prior to the Effective Date). Notwithstanding the foregoing, this Policy shall only apply to Incentive-based Compensation Received on or after October 2, 2023.

I. DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

(1) "**Accounting Restatement**" means an accounting restatement of the Company's financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a "Big R" restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "little r" restatement).

(2) "**Clawback Period**" means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined below), and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

(3) "**Erroneously Awarded Compensation**" means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Incentive-based Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(4) "**Executive Officer**" means each individual who is currently or was previously designated as an "officer" of the Company as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).

(5) "**Financial Reporting Measures**" means measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the

following (and any measures derived from the following): Company stock price; total shareholder return ("**TSR**"); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization ("**EBITDA**"); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow, free cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Company's financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company's financial statements or included in a filing with the SEC.

(6) "**Incentive-based Compensation**" means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(7) "**NYSE**" means the New York Stock Exchange.

(8) "**Received**" means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the vesting, payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.

(9) "**Restatement Date**" means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

Exhibit A

ATTESTATION AND ACKNOWLEDGEMENT OF ERRONEOUSLY AWARDED COMPENSATION RECOVERY POLICY

By my signature below, I acknowledge and agree that:

- I have received and read the attached Policy for the Erroneously Awarded Compensation Recovery Policy (this "**Policy**").
- I hereby agree to abide by all of the terms of this Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to the Company as determined in accordance with this Policy.

Signature: ___________________________

Printed Name: ________________________

Date:________________________________